

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 22, 2009

Mr. James A. Cole
Chief Executive Officer
Noble Innovations, Inc.
3044 North 33rd Avenue
Phoenix, Arizona 85017

Re: Noble Innovations, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed April 15, 2009
Form 10-Q for Fiscal Quarter Ended September 30, 2009
Filed November 23, 2009
Form 8-K/A Filed September 12, 2008
File No. 0-53433

Dear Mr. Cole:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Signatures, page 39

1.   The report must also be signed by your controller or principal accounting
        officer. Any person who occupies more than one of the positions specified in
        general instruction D.(2)(a) of Form 10-K shall indicate each capacity in
        which he signs the report. Please tell us whether your principal financial
        officer also serves as your controller or principal accounting officer. If so,
        please indicate each capacity in which your principal financial officer signs
        the report in future filings. If not, you should file an amendment to include
        the signature of your controller or principal accounting officer. Refer to
        general instruction D.(2) of Form 10-K.

Financial Statements, page F-1

2.   In our letter dated August 14, 2009, we informed you that Lawrence
        Scharfman & Co., CPA P.C. is no longer registered with the PCAOB, and that
        you may not include the firm's audit reports or consents in future filings with
        the Commission. We understand that you have engaged M&K CPAS, PLLC
        to serve as your independent registered public accounting firm and report on
        your financial statements for the year ended December 31, 2008 to be
        included in your annual report on Form 10-K for the year ended December
        31, 2009. Please address the comments below in future filings to the extent
        applicable.

Notes to Consolidated Financial Statements, page F-7

Note 3 – Business Combination, page F-11

3.   Please tell us in detail the basis in GAAP for accounting for the merger
        transaction as an acquisition of NSI using the purchase method of accounting
        as opposed to accounting for the transaction as a reverse merger, a merger of
        entities under common control or as a reverse recapitalization, equivalent to
        the issuance of stock by NSI for the net monetary assets of the parent
        accompanied by a recapitalization. In your response, please address the terms
        of the transaction and the facts and circumstances that support your
        accounting, and the following matters:

        o   Whether you were a public shell company or a public operating company
            at the time of the merger;

- o Whether any enterprise or individual, together with immediate family members, or group of shareholders holds more than 50 percent of the voting ownership interest of each entity;
- o The relative voting rights of each significant interest in the combined entity after the merger, including consideration given to the existence of any unusual or special voting arrangements and options, warrants and convertible securities outstanding;
- o Whether any party to the merger has the ability to elect or appoint a voting majority of the governing body of the combined entity;
- o Whose senior management of the combining entities dominates the senior management of the combined entity; and
- o Whether you considered the market price of your common stock for a reasonable period of time before and after the date that the terms of the acquisition were agreed to and announced in determining the fair value of the securities issued.

Note 9 – Notes Payable, page F-17

4. We note that you accounted for embedded conversion features in accordance with EITF 98-5 and EITF 00-27. It does not appear that the instruments are convertible into a fixed number of shares and meet the definition of conventional convertible debt instruments as defined in EITF 05-2. Please tell us in detail why the embedded conversion features are not within the scope of SFAS 133. Please include a discussion of the guidance and conditions in EITF 00-19. In addition, please tell us how you account for contingently convertible debt instruments that do not meet the definition of conventional convertible debt and the basis in GAAP for your accounting treatment citing specific authoritative literature.

Note 11 – Stockholders' Equity, page F-20

5. We note your disclosure that the 6% series A non-convertible stock preferred stock carry a mandatory 12-month redemption clause in which the shares may be redeemed. Please tell us in detail the basis in GAAP for classifying the preferred stock as permanent equity as opposed to temporary equity or as a liability. Please include a description of the redemption features and discuss the facts and circumstances that support your classification. Refer to the guidance in SFAS 150 and EITF D-98. In addition, please provide a detailed discussion of the accounting literature that supports your initial and subsequent measurement of the preferred stock and the authoritative literature that applies under the circumstances. Specifically discuss the applicability of SFAS 150 and EITF D-98, and why your accounting complies with the applicable guidance.

<u>Exhibit 31</u>

6.   Please amend your filing to provide a certification exactly as set forth in Item 601(b)(31) of Regulation S-K. Specifically, please refer to the registrant as opposed to the small business issuer in paragraphs 3, 4(a), 4(c), 4(d), 5, 5(a) and 5(b) and include the disclosure required in paragraph 4(b) in Item 601(b)(31) of Regulation S-K. The amendment may be abbreviated to consist of the cover page, explanatory note, signature page and paragraphs 1, 2, 4, and 5 of the certification. Please similarly amend Form 10-Q for each quarter of fiscal 2009.

<u>Form 10-Q for Fiscal Quarter Ended September 30, 2009</u>

7.   Please address the comments above in future filings on Form 10-Q as applicable.

<u>Note 9 – Correction of Errors, page 29</u>

8.   Please tell us in detail how you account for stock-based payments made to shareholders and consultants in exchange for services and why your revised accounting complies with the guidance in SFAS 123(R) and EITF 96-18. Please include a separate discussion of your accounting policies for share-based payments that are subject to a performance commitment and share-based payments that are fully vested and nonforfeitable on the date of the related service agreements. In addition, in future filings, please disclose the vesting terms of share-based payments disclosed in the notes to your interim and annual financial statements.

<u>Form 8-K/A Filed September 12, 2008</u>

9.   We note that NSI's financial statements as of and for the year ended December 31, 2006 are unaudited. Please tell us why you believe you are in compliance with Rule 8-04 of Regulation S-X or amend the filing to provide audited financial statements of NSI for the two most recent fiscal years. Please note that you will not be able to include the audit report of Lawrence Scharfman, CPA on NSI's December 31, 2007 financial statements in an amended filing.

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Ta Tanisha Meadows at (202) 551-3322 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William H. Thompson
Accounting Branch Chief